SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                             FORM 11-K


    [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

            For the fiscal year ended December 31, 1994

                                OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from                to

                   Commission file number 1-707

              A.   Full title of the Plan:


                   Kansas City Power & Light Company
                   Cash or Deferred Arrangement
                   (Employee Savings Plus) (hereinafter
                   referred to as "Plan")

              B.   Name of issuer of the securities held
                   pursuant to the Plan and the address
                   of its principal executive office:


                   Kansas City Power & Light Company
                   1201 Walnut
                   Kansas City, Missouri 64106-2124

                              TABLE OF CONTENTS



                                                                     Page
FINANCIAL STATEMENTS

     Report of Independent Accountants . . . . . . . . . . . . . . . 1

     Statements of Financial Condition With Fund Information

        December 31, 1994. . . . . . . . . . . . . . . . . . . . . . 2

        December 31, 1993. . . . . . . . . . . . . . . . . . . . . . 4

     Statements of Income and Changes in Plan Equity With Fund
      Information, for the Year Ended

        December 31, 1994. . . . . . . . . . . . . . . . . . . . . . 6

        December 31, 1993. . . . . . . . . . . . . . . . . . . . . . 8

        December 31, 1992. . . . . . . . . . . . . . . . . . . . . .10

     Notes to Financial Statements . . . . . . . . . . . . . . . . .11

     Signatures. . . . . . . . . . . . . . . . . . . . . . . . . . .17

     Consent of Independent Accountants. . . . . . . . . . . . . . .18

                      REPORT OF INDEPENDENT ACCOUNTANTS



To the Administrative Committee,
  Kansas City Power & Light Company
  Cash or Deferred Arrangement Employee Savings Plus Plan


We have audited the accompanying statements of financial condition of Kansas City Power & Light Company Cash or Deferred Arrangement Employee Savings Plus Plan as of December 31, 1994 and 1993, and the related statements of income and changes in Plan equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1994 and 1993, and the income and changes in Plan equity for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of financial condition and the statement of income and changes in Plan equity is presented for purposes of additional analysis rather than to present the statement of financial condition and the statement of income and changes in Plan equity of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   /s/Coopers & Lybrand L.L.P.

Kansas City, Missouri
May 26, 1995


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

                                              Kansas City Power & Light Company
                                   Cash or Deferred Arrangement Employee Savings Plus Plan
                                   Statement of Financial Condition, With Fund Information
                                                      December 31, 1994

                                                                        Fidelity Investment Funds
ASSETS                                                                                 Asset           OTC
Investments:                                  MIP        Puritan        Magellan      Manager       Portfolio      Overseas
 Short term money market                   $     -      $     -        $      -       $   -         $   -          $    -
 Kansas City Power & Light Co. Stock
  2,180,815.5212 shares at market
  (cost $41,924,904)                             -            -               -           -             -               -

 Fidelity Managed Income Portfolio
  (MIP) at market (cost $5,805,034)         5,805,034         -               -           -             -               -

 Fidelity Puritan Fund
  546,184.6638 shares at market
  (cost $7,937,852)                              -       8,088,995            -           -             -               -

 Fidelity Magellan Fund
  281,382.1699 shares at market
  (cost $17,853,039)                             -            -         18,796,329        -             -               -

 Fidelity Asset Manager Fund
  26,474.6058 shares at market
  (cost $392,460)                                -            -               -        366,144          -               -

 Fidelity OTC Portfolio
  10,664.9891 shares at market
  (cost $254,399)                                -            -               -           -          248,174            -

 Fidelity Overseas Fund
  22,738.8647 shares at market
  (cost $641,639)                                -            -               -           -             -           620,771
 Loans receivable from participants              -            -               -           -             -               -
Receivables:
 Money market interest                           -              40             104           8             4             10
 Commission reimbursement                        -            -               -           -             -               -
TOTAL ASSETS                               $5,805,034   $8,089,035     $18,796,433    $366,152      $248,178       $620,781
LIABILITIES AND PLAN EQUITY
Liabilities:
 Benefits payable to participants          $  308,788   $  193,202     $   307,364    $   -         $   -          $    -
Plan Equity                                 5,496,246    7,895,833      18,489,069     366,152       248,178        620,781
TOTAL LIABILITIES AND PLAN EQUITY          $5,805,034   $8,089,035     $18,796,433    $366,152      $248,178       $620,781

                  The accompanying Notes to Financial Statements are an integral part of these statements.

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
                                              Kansas City Power & Light Company
                                   Cash or Deferred Arrangement Employee Savings Plus Plan
                                   Statement of Financial Condition, With Fund Information
                                                      December 31, 1994

ASSETS                                                      KCPL               Loans to            Total of
 Investments:                                            Stock Fund          Participants          All Funds
 Short term money market                                $      (345)         $  245,000           $   244,655
 Kansas City Power & Light Co. Stock
  2,180,815.5212 shares at market
  (cost $41,924,904)                                     50,976,563                -               50,976,563

 Fidelity Managed Income Portfolio
  (MIP) at market (cost $5,805,034)                            -                   -                5,805,034

 Fidelity Puritan Fund
  546,184.6638 shares at market
  (cost $7,937,852)                                            -                   -                8,088,995

 Fidelity Magellan Fund
  281,382.1699 shares at market
  (cost $17,853,039)                                           -                   -               18,796,329

 Fidelity Asset Manager Fund
  26,474.6058 shares at market
  (cost $392,460)                                              -                   -                  366,144

 Fidelity OTC Portfolio
  10,664.9891 shares at market
  (cost $254,399)                                              -                   -                  248,174

 Fidelity Overseas Fund
  22,738.8647 shares at market
  (cost $641,639)                                              -                   -                  620,771
Loans receivable from participants                             -              4,163,820             4,163,820
Receivables:
 Money market interest                                          282                -                      448
 Commission reimbursement                                       345                -                      345
TOTAL ASSETS                                            $50,976,845          $4,408,820           $89,311,278
LIABILITIES AND PLAN EQUITY
Liabilities:
 Benefits payable to participants                       $ 1,826,849          $     -              $ 2,636,203
Plan Equity                                              49,149,996           4,408,820            86,675,075
TOTAL LIABILITIES AND PLAN EQUITY                       $50,976,845          $4,408,820           $89,311,278


                  The accompanying Notes to Financial Statements are an integral part of these statements.


                                              Kansas City Power & Light Company
                                   Cash or Deferred Arrangement Employee Savings Plus Plan
                                   Statement of Financial Condition, With Fund Information
                                                      December 31, 1993

                                                                        Fidelity Investment Funds
ASSETS                                                                                 Asset           OTC
Investments:                                  MIP        Puritan        Magellan      Manager       Portfolio      Overseas
 Short term money market                   $     -      $     -        $      -       $   -         $  -           $   -
 Kansas City Power & Light Co. Stock
  2,099,174.5222 shares at market
  (cost $38,519,177)                             -            -               -           -            -               -

 Fidelity Managed Income Portfolio
  (MIP) at market (cost $6,147,056)         6,147,056         -               -           -            -               -

 Fidelity Puritan Fund
  507,811.4505 shares at market
  (cost $7,197,937)                              -       7,998,031            -           -            -               -

 Fidelity Magellan Fund
  269,680.8401 shares at market
  (cost $16,351,289)                             -            -         19,106,887        -            -               -

 Fidelity Asset Manager Fund
  12,700.5360 shares at market
  (cost $194,225)                                -            -               -        195,588         -               -

 Fidelity OTC Portfolio
  3,156.5401 shares at market
  (cost $78,849)                                 -            -               -           -          76,199            -

 Fidelity Overseas Fund
  3,835.4313 shares at market
  (cost $102,625)                                -            -               -           -            -            105,206
 Loans receivable from participants              -            -               -           -            -               -
Receivables:
 Money market interest                              4           15              36           1         -                  2
 Commission reimbursement                        -            -               -           -            -               -
TOTAL ASSETS                               $6,147,060   $7,998,046     $19,106,923    $195,589      $76,199        $105,208
LIABILITIES AND PLAN EQUITY
Liabilities:
 Benefits payable to participants          $   76,477   $   54,340     $    64,211    $   -         $  -           $   -
Plan Equity                                 6,070,583    7,943,706      19,042,712     195,589       76,199         105,208
TOTAL LIABILITIES AND PLAN EQUITY          $6,147,060   $7,998,046     $19,106,923    $195,589      $76,199        $105,208

                  The accompanying Notes to Financial Statements are an integral part of these statements.



                                              Kansas City Power & Light Company
                                   Cash or Deferred Arrangement Employee Savings Plus Plan
                                   Statement of Financial Condition, With Fund Information
                                                      December 31, 1993

ASSETS                                                      KCPL               Loans to            Total of
 Investments:                                            Stock Fund          Participants          All Funds
 Short term money market                                $      (191)         $  122,220           $   122,029
 Kansas City Power & Light Co. Stock
  2,099,174.5222 shares at market
  (cost $38,519,177)                                     48,281,014                -               48,281,014

 Fidelity Managed Income Portfolio
  (MIP) at market (cost $6,147,056)                            -                   -                6,147,056

 Fidelity Puritan Fund
  507,811.4505 shares at market
  (cost $7,197,937)                                            -                   -                7,998,031

 Fidelity Magellan Fund
  269,680.8401 shares at market
  (cost $16,351,289)                                           -                   -               19,106,887

 Fidelity Asset Manager Fund
  12,700.5360 shares at market
  (cost $194,225)                                              -                   -                  195,588

 Fidelity OTC Portfolio
  3,156.5401 shares at market
  (cost $78,849)                                               -                   -                   76,199

 Fidelity Overseas Fund
  3,835.4313 shares at market
  (cost $102,625)                                              -                   -                  105,206
Loans receivable from participants                             -              3,938,755             3,938,755
Receivables:
 Money market interest                                          202                -                      260
 Commission reimbursement                                       191                -                      191
TOTAL ASSETS                                            $48,281,216          $4,060,975           $85,971,216
LIABILITIES AND PLAN EQUITY
Liabilities:
 Benefits payable to participants                       $   217,724          $     -              $   412,752
Plan Equity                                              48,063,492           4,060,975            85,558,464
TOTAL LIABILITIES AND PLAN EQUITY                       $48,281,216          $4,060,975           $85,971,216


                  The accompanying Notes to Financial Statements are an integral part of these statements.


                                              Kansas City Power & Light Company
                                   Cash or Deferred Arrangement Employee Savings Plus Plan
                            Statement of Income and Changes in Plan Equity, With Fund Information
                                            for the Year Ended December 31, 1994

                                                                        Fidelity Investment Funds
                                                                                       Asset           OTC
                                              MIP        Puritan        Magellan      Manager       Portfolio      Overseas
ADDITIONS
 Investment income:
  Net depreciation
   in the fair value of investments        $     -      $ (516,284)    $(1,102,236)   $(32,159)     $ (5,169)      $(22,666)
  Dividends                                      -         646,039         758,758      12,035         1,963          9,773
  Interest                                    338,676         -               -           -             -              -
  Money market interest                           221          366           1,199          47            29             67
  Loan interest                                  -            -               -           -             -              -
  Other                                          -           1,488          (1,504)         (1)         -                 2
   Net investment income (loss)               338,897      131,609        (343,783)    (20,078)       (3,177)       (12,824)

 Contributions:
  Employee                                    738,913    1,011,049       2,310,016      93,693        86,493        177,998
  Employer                                       -            -               -           -             -              -
  Rollover                                      6,407          981             981        -             -            14,951
  Reimbursed commissions                         -            -               -           -             -              -
  Forfeiture credits                             -            -               -           -             -              -
   Total contributions                        745,320    1,012,030       2,310,997      93,693        86,493        192,949
TOTAL ADDITIONS                             1,084,217    1,143,639       1,967,214      73,615        83,316        180,125

DEDUCTIONS
 Distributions to participants             (1,348,692)  (1,175,832)     (1,926,499)    (57,286)      (20,310)       (20,136)
 Forfeited benefits                              -            -               -           -             -              -
TOTAL DEDUCTIONS                           (1,348,692)  (1,175,832)     (1,926,499)    (57,286)      (20,310)       (20,136)

TRANSFERS
 Due to participant elections                (227,974)      (6,188)       (483,042)    142,660       100,084        322,192
 Due to participant loans                     (81,888)      (9,492)       (111,316)     11,574         8,889         33,392
TOTAL TRANSFERS                              (309,862)     (15,680)       (594,358)    154,234       108,973        355,584

NET CHANGE IN PLAN EQUITY                    (574,337)     (47,873)       (553,643)    170,563       171,979        515,573

PLAN EQUITY, beginning of year              6,070,583    7,943,706      19,042,712     195,589        76,199        105,208

PLAN EQUITY, end of year                   $5,496,246   $7,895,833     $18,489,069    $366,152      $248,178       $620,781



                  The accompanying Notes to Financial Statements are an integral part of these statements.


                                              Kansas City Power & Light Company
                                   Cash or Deferred Arrangement Employee Savings Plus Plan
                            Statement of Income and Changes in Plan Equity, With Fund Information
                                            for the Year Ended December 31, 1994

                                                          KCPL                Loans to            Total of
                                                       Stock Fund           Participants          All Funds

ADDITIONS
 Investment income:
  Net depreciation
   in the fair value of investments                    $  (237,684)         $     -              $(1,916,198)
  Dividends                                              3,201,956                -                4,630,524
  Interest                                                    -                   -                  338,676
  Money market interest                                      1,997                -                    3,926
  Loan interest                                               -                354,178               354,178
  Other                                                         (4)               -                      (19)
   Net investment income (loss)                          2,966,265             354,178             3,411,087

 Contributions:
  Employee                                               2,592,423                -                7,010,585
  Employer                                               2,658,993                -                2,658,993
  Rollover                                                   3,196                -                   26,516
  Reimbursed commissions                                    45,999                -                   45,999
  Forfeiture credits                                         4,637                -                    4,637
   Total contributions                                   5,305,248                -                9,746,730
TOTAL ADDITIONS                                          8,271,513             354,178            13,157,817

DEDUCTIONS
 Distributions to participants                          (7,319,343)           (168,471)          (12,036,569)
 Forfeited benefits                                         (4,637)               -                   (4,637)
TOTAL DEDUCTIONS                                        (7,323,980)           (168,471)          (12,041,206)

TRANSFERS
 Due to participant elections                              152,268                -                     -
 Due to participant loans                                  (13,297)            162,138                  -
TOTAL TRANSFERS                                            138,971             162,138                  -

NET CHANGE IN PLAN EQUITY                                1,086,504             347,845             1,116,611

PLAN EQUITY, beginning of year                          48,063,492           4,060,975            85,558,464

PLAN EQUITY, end of year                               $49,149,996          $4,408,820           $86,675,075



                  The accompanying Notes to Financial Statements are an integral part of these statements.


                                               Kansas City Power & Light Company
                                   Cash or Deferred Arrangement Employee Savings Plus Plan
                            Statement of Income and Changes in Plan Equity, With Fund Information
                                            for the Year Ended December 31, 1993

                                                                        Fidelity Investment Funds
                                                                                       Asset           OTC
                                              MIP        Puritan        Magellan      Manager       Portfolio      Overseas
ADDITIONS
 Investment income:
  Net appreciation (depreciation)
   in the fair value of investments        $     -      $  386,089     $ 1,878,094    $  1,364      $(2,651)       $  2,581
  Dividends                                      -         944,052       1,774,945       7,419        4,044           1,493
  Interest                                    336,554         -               -           -            -               -
  Money market interest                            52          164             383          18            3              10
  Loan interest                                  -            -               -           -            -               -
  Other                                            (2)        (341)              5        -            -               -
   Net investment income                      336,604    1,329,964       3,653,427       8,801        1,396           4,084

 Contributions:
  Employee                                    866,816    1,018,861       2,328,867       6,928        9,923          10,455
  Employer                                       -            -               -           -            -               -
  Rollover                                        865          865           2,594        -            -               -
  Reimbursed commissions                         -            -               -           -            -               -
  Forfeiture credits                             -            -               -           -            -               -
   Total contributions                        867,681    1,019,726       2,331,461       6,928        9,923          10,455
TOTAL ADDITIONS                             1,204,285    2,349,690       5,984,888      15,729       11,319          14,539

DEDUCTIONS
 Distributions to participants               (260,088)    (210,651)       (387,729)       -            -               -
 Forfeited benefits                              -            -               -           -            -               -
TOTAL DEDUCTIONS                             (260,088)    (210,651)       (387,729)       -            -               -

TRANSFERS
 Due to participant elections                (380,219)     103,021        (435,454)    179,624       63,442          88,653
 Due to participant loans                     (72,295)     (85,371)       (210,809)        236        1,438           2,016
TOTAL TRANSFERS                              (452,514)      17,650        (646,263)    179,860       64,880          90,669

NET CHANGE IN PLAN EQUITY                     491,683    2,156,689       4,950,896     195,589       76,199         105,208

PLAN EQUITY, beginning of year              5,578,900    5,787,017      14,091,816        -            -               -

PLAN EQUITY, end of year                   $6,070,583   $7,943,706     $19,042,712    $195,589      $76,199        $105,208



                  The accompanying Notes to Financial Statements are an integral part of these statements.



                                               Kansas City Power & Light Company
                                   Cash or Deferred Arrangement Employee Savings Plus Plan
                            Statement of Income and Changes in Plan Equity, With Fund Information
                                            for the Year Ended December 31, 1993

                                                          KCPL                Loans to            Total of
                                                       Stock Fund           Participants          All Funds

ADDITIONS
 Investment income:
  Net appreciation (depreciation)
   in the fair value of investments                    $  (604,609)         $     -              $ 1,660,868
  Dividends                                              2,876,576                -                5,608,529
  Interest                                                    -                   -                  336,554
  Money market interest                                        983                -                    1,613
  Loan interest                                               -                311,589               311,589
  Other                                                        252                -                      (86)
   Net investment income                                 2,273,202             311,589             7,919,067

 Contributions:
  Employee                                               2,783,301                -                7,025,151
  Employer                                               2,704,174                -                2,704,174
  Rollover                                                   9,122                -                   13,446
  Reimbursed commissions                                    40,266                -                   40,266
  Forfeiture credits                                         8,078                -                    8,078
   Total contributions                                   5,544,941                -                9,791,115
TOTAL ADDITIONS                                          7,818,143             311,589            17,710,182

DEDUCTIONS
 Distributions to participants                          (2,015,781)            (84,076)           (2,958,325)
 Forfeited benefits                                         (7,741)               -                   (7,741)
TOTAL DEDUCTIONS                                        (2,023,522)            (84,076)           (2,966,066)

TRANSFERS
 Due to participant elections                              380,933                -                     -
 Due to participant loans                                 (346,885)            711,670                  -
TOTAL TRANSFERS                                             34,048             711,670                  -

NET CHANGE IN PLAN EQUITY                                5,828,669             939,183            14,744,116

PLAN EQUITY, beginning of year                          42,234,823           3,121,792            70,814,348

PLAN EQUITY, end of year                               $48,063,492          $4,060,975           $85,558,464



                  The accompanying Notes to Financial Statements are an integral part of these statements.



                                                Kansas City Power & Light Company
                                   Cash or Deferred Arrangement Employee Savings Plus Plan
                            Statement of Income and Changes in Plan Equity, With Fund Information
                                            for the Year Ended December 31, 1992

                                                         Fidelity Investment Funds
                                       KCPL                                                     Loans to       Total of
                                    Stock Fund       MIP          Puritan        Magellan     Participants     All Funds

ADDITIONS
 Investment income:
  Net appreciation (depreciation)
   in fair value of investments    $(1,933,699)  $       47     $  209,679     $(1,054,800)   $     -         $(2,778,773)
  Dividends                          2,500,502         -           548,997       1,960,870          -           5,010,369
  Interest                                -         371,725           -               -             -             371,725
  Money market interest                  6,563          366            272             752         1,670            9,623
  Loan interest                           -            -              -               -          230,178          230,178
  Other                                  3,495           66            388             859             1            4,809
   Net investment income               576,861      372,204        759,336         907,681       231,849        2,847,931

 Contributions:
  Employee                           2,505,821      960,783        915,189       2,276,078          -           6,657,871
  Employer                           2,610,717         -              -               -             -           2,610,717
  Rollover                              22,236          239            238             715          -              23,428
  Reimbursed commissions                35,709         -              -               -             -              35,709
  Forfeiture credits                     2,374         -              -               -             -               2,374
   Total contributions               5,176,857      961,022        915,427       2,276,793          -           9,330,099
TOTAL ADDITIONS                      5,753,718    1,333,226      1,674,763       3,184,474       231,849       12,178,030

DEDUCTIONS
 Distributions to participants      (1,872,679)    (491,565)      (274,775)       (230,213)      (30,174)      (2,899,406)
 Forfeited benefits                     (2,711)        -              -               -             -              (2,711)
TOTAL DEDUCTIONS                    (1,875,390)    (491,565)      (274,775)       (230,213)      (30,174)      (2,902,117)

TRANSFERS
 Due to participant elections        1,616,747     (580,070)      (283,038)       (753,639)         -                -
 Due to participant loans             (447,489)    (161,682)      (153,422)       (382,865)    1,145,458             -
TOTAL TRANSFERS                      1,169,258     (741,752)      (436,460)     (1,136,504)    1,145,458             -

NET CHANGE IN PLAN EQUITY            5,047,586       99,909        963,528       1,817,757     1,347,133        9,275,913

PLAN EQUITY, beginning of year      37,187,237    5,478,991      4,823,489      12,274,059     1,774,659       61,538,435

PLAN EQUITY, end of year           $42,234,823   $5,578,900     $5,787,017     $14,091,816    $3,121,792      $70,814,348


                  The accompanying Notes to Financial Statements are an integral part of these statements.

                                           DESCRIPTION OF THE PLAN

     The following description of the Kansas City Power & Light Company's Cash or Deferred Arrangement, alternatively known as Employee Savings Plus Plan (the Plan) provides only general information regarding the Plan. Participants should refer to the Plan Agreement for more complete information.

     The Plan was established January 1, 1988 and was designed to encourage and assist employees of Kansas City Power & Light Company (the Company) and KLT Inc. (a wholly-owned subsidiary of the Company) to adopt a regular savings and investment program for long term needs, especially retirement. The Company is the Plan Administrator and UMB Bank, n.a. (UMB) is the Trustee.
The Administrative Committee is the fiduciary of the Plan and has the responsibility of establishing the rules under which the Plan is run.

1. Eligibility and Employee Contributions - Employees become eligible to participate on the first day of each month coincident with or following their completion of one year of service. Effective January 1, 1992, participants may change the amount of their elective contribution effective the first day of each month. A participant may cease elective contributions at any time.

     Participants can contribute any whole percentage of their base pay from 2% up to 10% to the Plan, except that contributions may not exceed the maximum allowable under the law. The maximum individual contribution allowed for 1994, 1993 and 1992 was $9,240, $8,994, and $8,728,
     respectively. Other special limitations may reduce the participant elective and Company matching maximum contribution amounts for highly compensated employees.

2. Company Matching Contributions - The Company contributes an amount equal to 50% of the employee's elective contribution, not to exceed three percent of base pay as defined in the Plan. Company contributions may be made in cash, Company stock, or a combination thereof. Company contributions will at all times be invested in the common stock of the Company.

3. Rollovers - Participants may elect to transfer funds from another qualified retirement plan to the Plan, with permission from the Administrative Committee.

4.   Vesting and Forfeitures

     (a) Elective Contribution and Rollover Accounts - Participants are at all times 100% vested in their elective contribution and rollover accounts.

     (b) Company Match Account - Participants who retire after age 55, die, or become totally and permanently disabled while an employee of the Company are considered 100% vested in the Company Match Account, regardless of their length of service with the Company.

     Vesting of the Company Match Account for participants who leave the Company for a reason other than death, disability, or retirement is based upon Years of Service for Vesting. A year of service for Plan purposes is defined as any year in which an employee completes at least 1,000 hours of service with the Company. Generally, all years of service with the Company are taken into account in computing Years of Service for Vesting. Participants who accrue two years of service prior to termination of employment are 20% vested. Participants are credited with 20% additional vesting each year thereafter, with full vesting after six years of service.

     The portion of Company Match Accounts that is not vested is forfeited by terminating participants. Forfeitures are used to reduce future Company matching contributions. The 1994, 1993 and 1992 forfeited benefits were $4,637, $7,741, and $2,711, respectively. Forfeited benefits that have not been used by the Company against future matching contributions are represented as unapplied forfeiture credits. There were no unapplied forfeiture credits for 1994 and 1993. The Company used forfeiture credits of $4,637, $8,078, and $2,374 for 1994, 1993 and 1992,
     respectively, to reduce the matching contributions.

5.   Investment of Accounts

     (a)   Investment of Elective Contribution and Rollover Accounts
           On October 1, 1993 the Company added the Fidelity Asset Manager, Fidelity OTC Portfolio and Fidelity Overseas Funds to the Plan's investment options. Participants may direct (in 5% increments) the investment of their elective contribution and rollover accounts in one or more of the following seven investment funds:

           (1) KCPL Stock Fund - a fund designed to invest solely in the Company's common stock,

           (2) Fidelity Managed Income Portfolio (MIP) Fund - a fund that seeks to preserve capital and provide a competitive level of income over time.

           (3) Fidelity Puritan Fund - a growth and income fund that seeks income consistent with preservation of capital by investing in a broadly diversified portfolio of common stocks, preferred stocks, and bonds, including lower-quality, high-yield debt securities.

           (4) Fidelity Magellan Fund - a growth fund that seeks long term capital appreciation by investing in stocks of companies with potentially above average growth potential and a corresponding higher level of risk.

           (5) Fidelity Asset Manager Fund - an asset allocation fund that seeks high total return with reduced risk over the long term by investing in domestic and foreign equities, bonds and short term instruments.

           (6) Fidelity OTC Portfolio Fund - a growth fund that seeks long term capital appreciation by investing in securities traded on the over-the-counter securities market.

           (7) Fidelity Overseas Fund - an international growth fund that seeks long term capital growth by investing in foreign securities that includes common stock, securities convertible into common stock and debt instruments.

     (b) Investment of Company Match Account - This account will at all times be invested in the common stock of the Company.

     As of December 31, 1994 1,906 employees were participating in the Plan, 1,122 of whom had invested their elective contributions in more than one of the available options of the Plan. There were 80 employees contributing only to the Fidelity MIP Fund, 24 employees contributing only to the Fidelity Puritan Fund, 189 employees contributing only to the Fidelity Magellan Fund, 6 employees contributing only to the Fidelity Asset Manager Fund, 3 employees contributing only to the Fidelity OTC Portfolio Fund, 33 employees contributing only to the Fidelity Overseas Fund, and 449 employees contributing only to the KCPL Stock Fund.

     Participants also have the opportunity to change how their past savings in their elective and rollover accounts are invested. Effective September 1, 1992, participants can make such changes on a daily basis. Participants making such elections will have their fund shares sold, and the proceeds transferred and fund shares purchased per their request.

     The non-participant directed portion of the KCPL Stock Fund consisted of 914,307.7292 shares for $21,371,943 and 821,049.7892 shares for
     $18,884,145 at December 31, 1994 and 1993, respectively.

6. Allocation of Investment Income - Prior to September 1992, monthly investment income (including the appreciation/depreciation in the fair value of investments) was allocated to each participant's individual account at the end of each calendar month by the Trustee. Subsequent to September 1992, share accounting allows the income to be allocated based on shares held by the participants in their individual accounts.

     If contributions or participant transfers received by the Trustee cannot be immediately invested in the investment funds, the monies are held in an interest bearing UMB Money Market Fund. Some distributions may also be invested in the money market fund prior to payment to the participant. Any interest earned is allocated back to the investment accounts based on the amounts originally transferred.

     The money market interest receivable represents interest earned in the money market accounts for December 1994 and 1993.

7. Termination Payments - Beginning in 1993 participants who leave the Company as a result of termination, retirement, or permanent disability may receive the entire amount of their account in one lump-sum payment, rollover their account to another trustee, or they may elect to defer distribution until age 62 or retirement, whichever is later. Participants leaving the Company as a result of termination, retirement, or permanent disability can no longer elect to defer distribution until 60 days after the December 31 coinciding with or next following the date employment terminates.

     Prior to 1993 participants leaving the Company as a result of termination, retirement or permanent disability could receive their entire account in a lump-sum payment, defer the distribution until age
     62 or retirement, whichever is later, or defer distribution until 60 days after the December 31 coinciding with or next following the date employment terminates.

     Upon death, distributions will be made to beneficiaries in a lump sum or in installment payments over a period of no more than three years. Payment will commence no later than 60 days after the December 31 coinciding with or next following the date of the participant's death.

     Benefits Payable to Participants represents an accrual for those participants who had terminated service during the year and had not received their distribution by December 31. This amount, however, does not include an accrual for those terminated employees that elected to defer their distribution until age 62, except for those that will reach age 62 during 1995 and 1994. The deferred to age 62 totals for participants not required to receive distributions in the next calendar year are $9,864,430 and $1,431,059 for December 31, 1994 and 1993,
     respectively.

8. Loans to Participants - The Plan allows participants to borrow against their vested account balance to obtain either an installment or residential loan. Other than by obtaining a loan, the Plan does not provide for in-service withdrawals from elective accounts, rollover accounts, or Company Match accounts. Distributions are made only upon retirement, disability, termination of employment, or death.

     An installment loan may be used for any purpose, whereas a residential loan must be used for the purchase of the participant's primary residence. The maximum loan terms for installment and residential loans are 5 and 15 years, respectively. A participant may have no more than one of each type of loan outstanding at the same time.

     For all loans issued through October 1989, if the participant's account balance was $20,000 or less, then a maximum of 80% of the vested account balance, not to exceed $10,000, could be borrowed. If the account balance was more than $20,000, then 50% of the vested account balance, not to exceed $50,000 could be borrowed. The interest rate for these loans was based on the Fidelity GIC Group Trust interest rate of 8.31%.

     For loans issued after November 1, 1989, the maximum amount that a participant can borrow is 50% of their vested account balance, not to exceed $50,000. The interest rate for these loans is UMB's prime rate plus 2%. The minimum amount a participant can borrow is $1,000.

     Principal and interest on all loans is repaid to the participant's individual accounts based on their current contribution allocation election. All loans are repaid by payroll deduction except when paid in full in advance or the unpaid principal is deducted from a total distribution which results from a death, disability, retirement, or termination.

     Loans Receivable from Participants represents the total of the outstanding loans issued from the investment funds. The 1994 Loans Receivable from Participants total of $4,163,820 was comprised of $561,788 of residential and $3,602,032 of installment loans. The 1993 Loans Receivable from Participants total of $3,938,755 was comprised of $455,936 of residential and $3,482,819 of installment loans.

9. Commissions and Administrative Expenses - Total 1994, 1993 and 1992 commissions were $45,999, $40,266 and $35,709, respectively, of which the Company owed the Plan $345 at December 31, 1994, and $191 at December 31, 1993. Commissions paid by the Plan for purchases and sales of Company common stock are reimbursed by the Company.

     Administrative expenses are also paid by the Company. During the year ended December 31, 1994, a total of $55,516 in costs for the administration of the Plan were billed to the Company by the Trustee. The total administrative costs billed to the Company for 1993 and 1992 were $52,806 and $121,632, respectively.

10. Voluntary Early Retirement Program - On March 8, 1994, the Board of Directors of the Company authorized the Company to offer a Voluntary Early Retirement Program. Of the 411 eligible employees, 312 employees with a Plan account elected to participate in the program and retired from the Company on June 30, 1994. Retiring employees who participated in the Plan could elect any of the termination payment options described in Note 7.

11. Related Party and Party-In-Interest Transactions - The Trustee is authorized under contract provisions and ERISA regulations, to invest in funds under its control and in securities of the Company.

     In 1994 there were 484,176 shares purchased and 182,818 shares sold in the KCPL Stock Fund under the Trustee's control totaling $10,480,132 and $3,900,346, respectively. In 1993 there were 429,681 shares purchased and 125,736 shares sold totaling $10,385,210 and $3,014,642, respectively.

     Temporary cash balances are invested on a daily basis in short-term investment funds under the Trustee's control. Although those temporary cash balances are not material to the Plan's financial statements, there were 532 purchases and 521 sales in the UMB Money Market Fund totaling $19,618,315 and $19,549,256, respectively in 1994. In 1993 there were
     418 purchases and 402 sales totaling $13,228,780 and $13,253,747, respectively.

12.  Summary of Other Significant Accounting Policies

     Basis of Accounting - The Plan's financial statements are maintained on the accrual basis. Plan records are maintained on a calendar year basis. Investments are valued at quoted market prices on the last business day of the Plan year. In accordance with the policy of stating investments at fair market value, the Plan presents in the Statement of Income and Changes in Plan Equity, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

     KCPL Common Stock - On May 29, 1992 the Company's common stock split two-for-one to shareholders of record on May 13, 1992.

     Amendment and Termination - Although the Company intends to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan or cease Company contributions to it. If the Plan is terminated, participants will receive the amounts credited to their accounts and will automatically be fully vested in the Company Match Account regardless of the participant's years of service for vesting.

     Tax Status - The Plan has been approved by the Internal Revenue Service as a "qualified" plan under the Internal Revenue Code. The Plan is exempt from Federal taxes on its income, and the participants in the Plan are not subject to taxes on either the income or the Company's contributions until such time as distributions are received. The Plan has been amended since receiving the last tax determination letter from the Internal Revenue Service. However, the Administrative Committee believes the Plan is currently designed and operated in compliance with the applicable requirements of the Code. The Administrative Committee believes the Plan is qualified and tax-exempt, as described above, as of December 31, 1994 and 1993.

                                      SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Employee Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        EMPLOYEE SAVINGS PLUS PLAN
                                   (
                                   (
                                   (By:   /s/ B. M. Tate, Member
                                   (
                                   (
                                   (      /s/ S. W. Cattron, Member
                                   (
                                   (
                                   (      /s/ J. S. Latz, Member



June 15, 1995

                     CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by reference in the registration statement of Kansas City Power & Light Company on Form S-8 (File No. 33-58917) of our report dated May 26, 1995, on our audit of the financial statements of the Kansas City Power & Light Company Cash or Deferred Arrangement Employee Savings Plus Plan as of December 31, 1994, and 1993, and for the years ended December 31, 1994, 1993, and 1992, which report is included in this Annual Report on Form 11-K.

                                         /s/ Coopers & Lybrand L.L.P.

Kansas City, Missouri
June 15, 1995